Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, Pennsylvania 18976

August 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Windtree Therapeutics, Inc.

Registration Statement on Form S-1
SEC File No. 333-281755

Request for Acceleration

Mr. Crawford:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-281755) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 8:00 A.M., eastern time, on September 3, 2024, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Goodwin Procter LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Justin Platt at (212) 459-7340.

Please feel free to direct any questions or comments concerning this request to Justin Platt, Esq. of Goodwin Procter LLP at (212) 459-7340.

WINDTREE THERAPEUTICS, INC.

By:	/s/ Craig E. Fraser
Name: Craig E. Fraser
Title: President and Chief Executive Officer

Cc: Justin Platt, Esq., Goodwin Procter LLP